FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     Dear Shareholder,

2003 was an important year for Delhaize Group. Management vigorously took initiatives for short-term top-and bottom-line growth as well as long-term differentiation. Our 2003 results, published on March 11, 2004, confirmed that the initiatives we developed are paying off.

In 2003, Delhaize Group saw significant improvements in the sales momentum at Food Lion and Kash n’ Karry, while Hannaford, Delhaize Belgium and Alfa-Beta in Greece continued to post strong sales. At identical exchange rates, sales increased by 4.2%. The 16.4% U.S. dollar decline pushed our total 2003 sales 9.0% lower when stated in euro.

The strong focus of our businesses on efficiency, particularly the USD 100 million cost savings program at Food Lion, resulted in enhanced profitability. Our operating margin grew substantially: from 3.9% to 4.3%. Earnings before goodwill and exceptionals for 2003 increased by 15.6% in euro and by 32.2% at identical exchange rates. Net earnings decreased by 4.0% due to the weakening U.S. dollar and exceptional expenses. At identical exchange rates, net earnings would have increased by 9.2%.

We continued our strong free cash flow generation, with EUR 357.5 million free cash flow generated in 2003. This allowed continued reduction of our debt, an important priority of Delhaize Group’s management. At the end of 2003, our net debt to equity ratio was 89.8%, down from 109.4% at the end of 2002, significantly better than our objective of 100% for the year.

In 2003, important progress was made in portfolio optimization through the closure of 41 underperforming stores at Food Lion and one at Kash n’ Karry in the first quarter and the sale of our stake in Shop N Save in Singapore (with a significant capital gain) in November. In January-February 2004, Kash n’ Karry closed 34 underperforming stores to refocus on its core markets on the west coast of Florida (see page four of this newsletter).

At the same time that we were working on achieving these short-term improvements, a lot of effort was being put into establishing initiatives for long-term growth: differentiation, efficiency, and regional and international synergies.

In order to continue these efforts, we developed three building blocks that will form the basis of the strategy of our local companies for 2004 and beyond. These building blocks are:

•	Concept leadership: the building of a differentiated market position with unique strengths or a unique combination of strengths
•	Executional excellence: a commitment from top to bottom to deliver on time and consistently the planned projects and targets, to develop the necessary tools and systems and to identify the associates accountable for their execution
•	Learning organization: leveraging our potential throughout the Group by establishing learning methods, capturing and distributing successful practices, and triggering inspiration by cross-fertilizing ideas and new developments

You will read more on these strategic axes in our 2003 Annual Report, which will be published in April 2004.

For 2004, Delhaize Group’s management expects sales to grow at identical exchange rates by 2.5% to 3.5% and by 4% to 5% adjusted for the 53 rd sales week in the U.S. in 2003. Earnings before goodwill and exceptionals are expected to grow by mid single digits and by low teens digits adjusted for the 53 rd sales week in the U.S. in 2003. Net earnings growth is expected to be slightly higher than the growth of the earnings before goodwill and exceptionals.

At our May 2004 Shareholders’ Meeting, the Board of Directors will propose to pay out a gross dividend of EUR 1.00 (EUR 0.75 net of withholding tax) per share for 2003, a 13.6% increase over last year. This reflects the confidence of Delhaize Group’s Board of Directors and Executive Committee in the Company’s future, based on our strong performance and the important strategic progress made in 2003. We are glad that you, our shareholders, share this confidence.

Pierre-Olivier Beckers
President & CEO, Delhaize Group

Delhaize Group’s 2003 Results

	In USD		In EUR
in millions (except EPS)	FY 2003	FY 2003	FY 2002	Change
Sales	21,289.0	18,820.5	20,688.4	-9.0%
Operating profit	915.4	809.2	807.2	+0.3%
Operating margin	4.3%	4.3%	3.9%	—
Financial income / (expense)	(405.7)	(358.6)	(455.1)	-21.2%
Exceptional income / (expense)	(160.5)	(142.0)	(13.8)	N/A
Income taxes	(148.4)	(131.1)	(159.6)	-17.8%
Net earnings	193.7	171.3	178.3	-4.0%
Earnings before goodwill and	437.3	386.6	334.4	+15.6%
exceptionals
Net EPS	2.10	1.86	1.94	-4.0%
EPS before goodwill and	4.75	4.20	3.63	+15.6%
exceptionals
Net debt	3,820.1	3,024.6	3,897.8	-22.4%
Net debt to equity ratio	89.8%	89.8%	109.4%	—

For definitions and reconciliations of measures which are not defined by accounting regulations, please see the page inserted in this newsletter.

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Proximity: a Fundamental Trend in European Retail

     In today’s retailing world, there is a clear shift in consumers’ preference for proximity and convenience. It is the result of several socio-demographic evolutions: the aging population (see graph), an increase in the number of dual-income families and one-parent households and increasingly time-starved people. As a result, customers are looking for easy-to-shop stores close to where they live or work. The stores need to be easy to access, allow quick shopping and offer products that are easy to cook.

Delhaize Group: a Specialist in
Proximity

Historically, Delhaize Group has been a specialist in proximity stores – before the opening of its first supermarket in Belgium in 1957, the Company operated more than 1,200 proximity stores in Belgium. Less of a focus was placed on proximity formats with the rollout of the Company’s pioneering supermarket format in Belgium during the 1960s and 1970s, but the proximity store format regained Delhaize’s attention in the early 1980s, particularly with the Delhaize Superette format. The Delhaize Superettes had a selling area between 200 and 750 square meters (between 2,150 and 8,100 square feet) and targeted neighborhoods where the population was too low to support a supermarket store.

Since the 1990s, the portfolio of proximity stores in Belgium has been diversified. The Delhaize2 concept was created in 1997, offering almost exclusively private label products. This was merged in 2000 into the Delhaize City concept, an inner-city store, particularly targeting time-starved urban customers. Shop n’ Go, first opened in 2000, is a chain of small proximity stores mainly located in service stations offering a range of “emergency” and convenience items. And since 2000, the Delhaize Superettes have been gradually transformed into Delhaize Proxy stores, focusing more on fresh and private label products.

Delhaize Group’s companies in Greece and the Czech Republic also have several years of experience with proximity stores. In the Czech Republic, Delvita has been operating proximity stores since the acquisition of 50 stores from Interkontakt in 1999. This acquisition included a chain under the Sama banner. Mid March 2004, Delvita operated nine Delvita Proxy stores. Since the acquisition of Trofo in 2001, Alfa-Beta has developed a chain of proximity stores under the Trofo Markets and AB City banners.

European City Format

Since all European Delhaize Group businesses are faced with similar socio-demographic changes in their markets, experts from the different European Delhaize Group companies joined forces in order to develop a common concept that could be used for all City stores to be opened in the European countries where Delhaize Group is present. In 2003, the concept was finalized, offering a combination of collective strengths and possibilities for local adaptation, e.g., in assortment.

The European City store concept is targeting the time-starved urban customer who is looking for convenience and freshness. With its limited space of 400 square meters (4,300 square feet), the store is designed for quick and easy shopping — customers should be able to do their shopping in less than ten minutes. The assortment of approximately 5,000 products mainly consists of perishables and convenient private label products, including a large range of prepared meals, sandwiches, salads, chilled beverages and fresh juices.

In the second half of 2003, the concept was rolled out in Brussels, Athens and Prague, bringing the total number of City stores to 22. In 2004, approximately ten City stores will be opened in Belgium and four in Southern and Central Europe, including the first one in Romania.

Number of Proximity Stores Delhaize Europe
(end of 2003)

Belgium	188
Delhaize Proxy	139
Delhaize City	14
Shop n’ Go	35
Greece	20
Czech Republic	20
TOTAL	228

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The Q4 2003 Results: Highlights

•	15.9% U.S. dollar decline pushed sales down 2.1%

•	Organic sales growth of +3.9%

•	Strong operating margin of 4.4%, resulting in 2.3% operating profit growth, despite 15.9% U.S. dollar decline

•	Net earnings rose to EUR 62.2 million (EUR 0.67 per share)

•	Net debt to equity ratio of 89.8% end of 2003 (109.4% end of 2002)

	In USD	Q4	In EUR
in millions (except EPS)	Q4 2003	2003	Q4 2002	Change
Sales	5,807.1	4,884.0	4,987.2	-2.1%
Operating profit	255.9	215.2	210.3	+2.3%
Operating margin	4.4%	4.4%	4.2%	—
Financial income / (expense)	(111.9)	(94.0)	(91.8)	+2.5%
Exceptional income / (expense)	(14.0)	(11.9)	(12.7)	-6.8%
Income taxes	(56.0)	(47.0)	(45.2)	+4.3%
Net earnings	74.0	62.2	59.7	+4.1%
Earnings before goodwill	118.6	99.7	110.4	-9.7%
and exceptionals
Net EPS (in EUR)	0.80	0.67	0.65	+3.9%
EPS before goodwill and	1.29	1.08	1.20	-9.9%
exceptionals (in EUR)
Net debt	3,820.1	3,024.6	3,311.0 *	-8.6%
Net debt to equity ratio	89.8%	89.8%	94.1%*	—

*: End of September 2003

The press release on Delhaize Group’s full-year 2003 results is available in English, French and Dutch on Delhaize Group’s website, www.delhaizegroup.com, or can be obtained from the Investor Relations Department.

New Strategy and Refocus on Core Markets at Kash n’ Karry

In January 2004, the new management team of Kash n’ Karry, the Florida-based company of Delhaize Group, took steps to further differentiate its position by providing excellent meat and produce, great value and a refreshing place to shop. To better communicate this new positioning, Delhaize Group and Kash n’ Karry have developed a new concept for the Florida market. The first Sweetbay Supermarket will open in fall 2004. All Kash n’ Karry stores will gradually transform into the Sweetbay banner in the coming three years.

As a part of this new strategy, Kash n’ Karry will refocus its efforts on its core markets on the west coast of Florida, where it will open or remodel 20 stores, particularly in its Ft. Myers/Naples market during 2004. To redirect resources where they will benefit Kash n’ Karry most, 34 underperforming stores, primarily in East and Central Florida, were closed or sold in the first quarter of 2004, bringing the number of Kash n’ Karry stores to 103.

“Kash n’ Karry will grow its business best by focusing on its core markets”, said Shelley Broader, President and Chief Operating Officer of Kash n’ Karry. “We are dedicated to providing a distinctive market positioning at all stores supported by an excellent meat and produce offering to capitalize upon the opportunities in this rapidly growing market”. Capital expenditures will increase by more than 50% in 2004 to accelerate the rollout of the successful changes that we implemented during 2003 and resulted in accelerating sales momentum in the past year.

As a result of the divestiture of the 34 Kash n’ Karry stores and the decision to rebrand Kash n’ Karry, Delhaize Group will record exceptional after-tax expenses of approximately USD 88 million in the first quarter of 2004, including approximately USD 60 million for the store closings and approximately USD 28 million for the write-off of the intangible value of the Kash n’ Karry trade name.

Shareholder Information

Financial Calendar

•	2004 first quarter results	May 6, 2004

•	Ordinary General Meeting	May 27, 2004

•	2004 second quarter results	August 5, 2004

•	2004 third quarter results	November 10, 2004

Ticker Symbol

•	Ordinary shares (Euronext Brussels): DELB

•	ADRs (NYSE): DEG (each ADR represents one Delhaize Group ordinary share).

Depositary Agent ADRs

•	The Bank of New York P.O. Box 11258 New York, NY 10286-1258 Toll Free Tel: +1 877 853 2191 shareowners@bankofny.com

Delhaize Group News

•	People interested in receiving the electronic version of this quarterly newsletter may fill out the subscription form at www.delhaizegroup.com/en/in_mailnews.asp

Where to Find Stock Quotes of Delhaize Group?

•	www.delhaizegroup.com

•	www.euronext.com

•	www.nyse.com

Contacts & Inquiries

Investors and Media	Investors Relations (United States)

Delhaize Group	Delhaize Group
Investor Relations	Investor Relations
Rue Osseghemstraat 53	P.O. Box 1330
1080 Brussels	Salisbury, NC
Belgium	28145-1330
Tel: +32 2 412 21 51	United States
Fax: +32 2 412 29 76	Tel: +1 704 633 8250, ext 3398
Fax: +1 704 636 5024

•	Information regarding Delhaize Group (press releases, annual reports, share price, frequently asked questions) can be found on Delhaize Group’s website: www.delhaizegroup.com

•	Questions can be sent to: investor@delhaizegroup.com

Some of the statements in this newsletter and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Groups current expectations. Delhaize Groups actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Groups Annual Report on Form 20-F for the year ended December 31, 2002 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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•	Definitions

•	Adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other income/(expense), exceptional income/(expense) and minority interests

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Earnings before goodwill and exceptionals: net earnings plus amortization of goodwill and intangibles and exceptional items, net of taxes and minority interests

•	Earnings before goodwill and exceptionals per share: earnings before goodwill and exceptionals divided by the weighted average number of shares during the period

•	Free cash flow: cash flow before financing activities and financial investments, less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests

•	Gross profit: sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising)

•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus trust fundings, short-term investments (excl. treasury shares) and cash

•	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, and adjusted for calendar effects

•	Outstanding shares: the number of shares issued by the Company, including treasury shares

•	Salaries, miscellaneous goods and services and other operating income/expense (excluding depreciation and amortization of goodwill): include shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories, long-term receivables, short-term receivables, prepayments and accrued income, trade creditors, liabilities for taxes, salaries and social security (except income taxes liabilities), other liabilities and accruals and deferred income (except accruals for interest expenses)

•	Non-GAAP measures

Certain non-GAAP measures are provided throughout this newsletter. We do not represent these measures as alternative measures to net earnings, or other financial or liquidity measures determined in accordance with Belgian GAAP. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to Belgian GAAP measures can be found below:

     Organic Sales Growth Reconciliation

4thQ 2003	4thQ 2002%		(in millions of EUR)	2003	2002	%
4,884.0	4,987.1	-2.1%	Sales	18,820.5	20,688.4	-9.0%
(66.5)	—	—	Harveys (1)	(66.5)	—	—
—	(16.0)	—	Shop N Save (49%	(52.9)	(68.8)	—
			shareholding) (1)
(320.1)	—	—	53 rd sales	(320.1)	—	—
			week in the U.S.(1)
667.5	—	—	Effect of exchange rates	2,739.8	—	—
5,164.9	4,971.1	+3.9%	Organic sales growth	21,120.8	20,619.6	+2.4%

(1) At 2002 exchange rates.

     Adjusted EBITDA Reconciliation

4thQ 2003	4thQ 2002	(in millions of EUR)	2003	2002
62.2	59.7	Net earnings	171.3	178.3
		Add (subtract):
1.5	3.1	Minority interests	3.3	1.5
47.0	45.2	Income taxes	131.1	159.6
11.9	12.7	Exceptional income / (expense)	142.0	13.8
(1.4)	(2.2)	Other income / (expense)	2.9	(1.1)
94.0	91.8	Financial income / (expense)	358.6	455.1
121.1	131.6	Depreciation	467.2	548.8
38.7	46.7	Amortization of goodwill and intangibles	156.6	176.2
375.0	388.6	Adjusted EBITDA	1,433.0	1,532.2
7.7%	7.8%	As % of sales	7.6%	7.4%

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     Earnings Reconciliation

4thQ 2003	4thQ 2002	(in millions of EUR)	2003	2002
62.2	59.7	Reported earnings	171.3	178.3
		Add (subtract):
38.7	46.7	Amortization of goodwill and intangibles	156.6	176.2
(7.3)	(8.6)	Taxes and minority interests on amortization of	(28.8)	(33.4)
		goodwill and intangibles
11.9	12.7	Exceptional (income) / expense	142.0	13.8
(5.8)	(0.1)	Taxes and minority interests on exceptional (income) / expense	(54.5)	(0.5)
99.7	110.4	Earnings before goodwill and exceptionals	386.6	334.4

     Net Debt Reconciliation

(in millions of EUR)	December 31, 2003	September 30, 2003	December 31, 2002
Long-term financial debt	3,272.6	3,510.2	3,790.5
Current financial liabilities	277.8	397.2	525.0
Trust funding	(66.7)	—	—
Cash and short-term investments	(459.1)	(596.4)	(417.7)
Net debt	3,024.6	3,311.0	3,897.8
Net debt to equity ratio	89.8%	94.1%	109.4%

     Free Cash Flow Reconciliation

4thQ 2003	4thQ 2002	(in millions of EUR)	2003	2002
211.9	163.1	Net cash provided by operating activities	848.6	1,036.8
(118.8)	(178.1)	Net cash used in investing activities	(482.4)	(600.8)
(6.1)	—	Investment in debt securities	74.2	—
0.1	—	Dividends and directors' share of profit paid	(82.9)	(135.8)
87.1	(15.0)	Free cash flow (after dividend payments)	357.5	300.2

     Identical Exchange Rates Reconciliation

(in millions of EUR,		4thQ 2003		4thQ 2002	2003/2002
except per share amounts)
	At Actual	Impact of	At Identical		At Actual	At Identical
	Rates	Exchange Rates	Rates		Rates	Rates
Sales	4,884.0	667.5	5,551.5	4,987.1	-2.1%	+11.3%
Adjusted EBITDA	375.0	55.6	430.6	388.6	-3.5%	+10.8%
Operating profit	215.2	32.7	247.9	210.3	+2.3%	+17.9%
Net earnings	62.2	8.1	70.3	59.7	+4.1%	+17.6%
Net EPS	0.67	0.09	0.76	0.65	+3.9%	+17.4%
Earnings before goodwill and exceptionals	99.7	13.0	112.7	110.4	-9.7%	+2.0%
EPS before goodwill and exceptionals	1.08	0.14	1.22	1.20	-9.9%	+1.8%
Free cash flow	87.1	3.1	90.2	(15.0)	N.A.	N.A.

(in millions of EUR,		2003	2002		2003/2002
except per share amounts)
	At Actual	Impact of	At Identical		At Actual	At Identical
	Rates	Exchange Rates	Rates		Rates	Rates
Sales	18,820.5	2,739.8	21,560.3	20,688.4	-9.0%	+4.2%
Adjusted EBITDA	1,433.0	229.6	1,662.6	1,532.2	-6.5%	+8.5%
Operating profit	809.2	134.7	943.9	807.2	+0.3%	+16.9%
Net earnings	171.3	23.5	194.8	178.3	-4.0%	+9.2%
Net EPS	1.86	0.25	2.11	1.94	-4.0%	+9.2%
Earnings before goodwill and exceptionals	386.6	55.4	442.0	334.4	+15.6%	+32.2%
EPS before goodwill and exceptionals	4.20	0.60	4.80	3.63	+15.6%	+32.1%
Free cash flow	357.5	62.7	420.2	300.2	+19.1%	+40.0%

(in millions of EUR)		December 31, 2003		Dec 31, 2002	Change
Net debt	3,024.6	509.6	3,534.2	3,897.8	-22.4%	-9.3%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: April 9, 2004	By:	/s/ Michael R. Waller

Michael R. Waller
Executive Vice President